Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CKE Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated May 17, 2012, except as to note 25, which is as of August 6, 2012, contains an explanatory paragraph that states that the Predecessor was acquired through a merger on July 12, 2010. As a result of the merger, the consolidated financial information for periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP

Irvine, California

August 8, 2012